THELEN REID & PRIEST LLP
                                                                Attorneys at Law
                                                        ------------------------

                                                                875 Third Avenue
                                                         New York, NY 10022-6225

                                                               Tel. 212.603.2000
                                                               Fax  212.603.2001

                                                              www.thelenreid.com


                                                   September 22, 2005

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

                  Re: MTM Technologies, Inc.
                      Registration Statement No. 333-127587

Dear Sirs and Madams:

         On behalf of our client, MTM Technologies, Inc. (the "Company"), we are transmitting herewith an amended Registration Statement (Amendment No. 1) on Form S-3 of the Company.

         The Company's response to the comments of the staff of the Securities and Exchange Commission (the "Staff") contained in the letter of Barbara C. Jacobs, Assistant Director, dated September 9, 2005 (the "Comment Letter") (numbered in accordance with the numbering sequence contain in the Comment Letter) is as follows:

         1. The facing page of the registration statement has been corrected to reflect an aggregate amount of 9,384,402 shares of common stock for resale.

         2.      The disclosure on pages 4 - 6 has been clarified as requested.

         3.      The disclosure on page 22 regarding Pequot has been revised.

         4. A description of the material terms of the Series A-4 Preferred Stock and the A-4 Warrants has been added to the registration statement.

         5. The interest accrued on the Series A-4 Notes was added to the principal of such Notes rather than being paid in cash prior to the conversion into shares of the Series A-4 Preferred Stock. An additional 153,634 shares of Series A-4 Preferred Stock were issued to the Investors, which amount represents the accrued interest of $499,319. These additional shares reconcile the difference between the 7,692,307 (this number was incorrectly referenced as 7,692,407 in the registration statement) and the 7,845,941.

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the above referenced registration statement be declared effective on September 21, 2005, or as soon thereafter as practicable.

         The Company acknowledges that:

         1. should the Securities and Exchange Commission (Commission) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

VIA EDGAR
September 22, 2005
Page 2


         2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

         3. the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Kindly direct any comments you may have regarding the revised Registration Statement to the undersigned (direct dial: (212) 603-2361; fax:
(212) 829-2078).

         Thank you for your attention to this matter.

                                                   Kind Regards,


                                                   /s/ Tammy Fudem
                                                   -------------------------
                                                   Tammy Fudem

cc:  John Kohler
     Ann Gill